Mail Stop 3561

March 20, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Mark T. Spears
Chief Financial Officer
120 North LaSalle Street, Suite 3300
Chicago, Illinois 60602

   Re: **LKQ Corporation**
      Form 10-K for the year ended December 31, 2007
      Filed February 29, 2008
      File No. 000-50404

Dear Mr. Spears:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2007</u>

<u>Item 6. Selected Financial Data, page 28</u>

1. We note your presentation of EBITDA as part of "other financial data." Please revise to include presentation of the non-GAAP financial measure after the balance sheet data, as non-GAAP information should be presented less prominently than any GAAP disclosures.

2. We note your disclosure that you have presented EBITDA information solely as a supplemental disclosure because you believe it provides a helpful analysis of your operating results. However, we do not believe that this reason meets the requirement in Item 10(e) of Regulation SK to disclose the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Please revise future filings to include a substantive reason specific to you that justifies the use of this non-GAAP measure.

3. Please revise future filings to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor's understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Consolidated Balance Sheet, page 49

4. We note that the balance of other accrued expenses at December 31, 2007 is 27% of total current liabilities. Please revise future filings to separately disclose any components of this amount that are greater than 5% of total current liabilities. See Rule 5-02.20 of Regulation SX.

Consolidated Statements of Income, page 50

5. We note from your discussion in MD&A that your sources of revenue include services such as providing insurance companies services that include the review of vehicle repair estimates, as well as direct quotation services to their adjusters. Please tell us the amount of revenue that is derived from services versus the sale of products. If the amount exceeds 10% of your total revenues, please revise your statement of income in future filings to present the revenue and cost of sales related to services separately from revenue and cost of goods sold related to products. See Rule 5-03(b)(1) and (2) of Regulation SX. Also, please tell us, and disclose in future filings, your policy for recognizing revenue related to services performed.

6. We note that facility and warehouse expenses are included below gross margin on the face of the statement of income. Please explain to us the nature of the costs included in "facility and warehouse expenses" and tell us why you believe it is appropriate that these costs are not included in cost of goods sold. Please note that we would expect any processing or conversion activities, including refurbishing and allocated overhead, necessary to bring the products to a sellable condition to be included in cost of goods sold. Please advise or revise accordingly.

Note 2. Summary of Significant Accounting Policies

– Intangibles, page 56

7. We note that in 2006 there was a $4.5 million adjustment to previously recorded goodwill. Please tell us, and disclose in the notes to the financial statements, the nature of this adjustment. Also, please explain in further detail the specific nature and timing of the events or circumstances that resulted in this adjustment to goodwill.

Note 6. Commitments and Contingencies, page 71

8. We note your disclosure that you guaranty the residual values of the majority of your truck and equipment operating leases. Please tell us the amount of the liability, if any, you have recorded for this obligation, in accordance with FIN 45. If you have not recorded a liability, please explain to us why not.

Note 7. Business Combinations, page 73

9. We note from your disclosures that you had a significant amount of goodwill allocated to the Keystone acquisition and the other acquisitions in 2007 and 2006. In future filings, please revise your notes to the financial statements to include a description of the factors that contributed to a purchase price that results in recognition of goodwill. Also, please disclose the amount of goodwill that is expected to be deductible for tax purposes. See paragraph 51(b) and 52(c) of SFAS No. 141.

10. We note that in the purchase price allocation of Keystone, a significant amount of the purchase price was allocated to goodwill, relative to the amount allocated to other intangible assets. Please explain how you have considered the guidance contained in paragraph A14 of SFAS No. 141 and EITF 02-17 in connection with your purchase price allocation of Keystone. For instance, explain how you have

considered the need to allocate fair value to customer lists and relationships, contract based intangibles or technology based intangibles. If you have ascribed fair value to these assets, describe the significant assumptions that were used in your valuation and provide the related valuation. If no fair value was assigned to these types of assets, please explain why.

11. We note the disclosure in Note 7 indicating that in connection with the Fit-Rite acquisition, the Company was obligated to pay certain contingent payments based upon the achievement of certain financial results over the thirty months following closing of the acquisition. We also note from the disclosure in Note 7 that $1.0 million and $1.9 million were paid in 2006 and 2007, respectively and an additional $1.9 million has been recognized as a payable at December 31, 2007. Please tell us in further detail the specific nature and terms of the contingent consideration arrangement provided for in the Fit-Rite acquisition agreement. As part of your response, please indicate whether any of the payments were contingent upon the continuing employment of the selling shareholders. Also, please explain how the Company considered the guidance in paragraphs 25 through 34 of SFAS No.141 and EITF 95-8 in determining the appropriate accounting treatment to be used for the contingent payments. We may have further comment upon receipt of your response.

Note 8. Restructuring and Integration Costs, page 76

12. We note your disclosure that the restructuring activities primarily include reductions in staffing levels and the closure of excess facilities. Please provide us with, and disclose in future filings, more details as to the nature of these activities. For example please include a description of the major actions that comprise the plan to exit an activity or involuntarily terminate (relocate) employees of an acquired company, activities of the acquired company that will not be continued, including the method of disposition, and the anticipated date of completion and a description of employee group(s) to be terminated (relocated). See EITF 95-3.

Note 15. Selected Quarterly Data, page 84

13. Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. For example, the acquisition of Keystone occurred in the fourth quarter of 2007. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Forms 8-K dated February 27, 2008, October 25, 2007, July 26, 2007, and April 26, 2007

14. We note that your earnings releases filed on Form 8-K include a table which presents EBITDA, a non-GAAP financial measure, and reconciles the measure to net income. In future filings where a non-GAAP financial measure such as "EBITDA" is presented, please revise to include a statement disclosing the reasons why management believes presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief